HUNTON & WILLIAMS LLP RIVERFRONT PLAZA, EAST TOWER 951 EAST BYRD STREET RICHMOND, VIRGINIA 23219-4074 TEL 804 • 788 • 8200 FAX 804 • 788 • 8218

April 12, 2013

VIA EDGAR

Mr. Michael McTiernan

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE:	Armada Hoffler Properties, Inc.

Registration Statement on Form S-11

Filed March 26, 2013

File No. 333-187513

Dear Mr. McTiernan:

As counsel to Armada Hoffler Properties, Inc., a Maryland corporation (the “Company”), we are transmitting for filing pursuant to the Securities Act of 1933, as amended (the “Securities Act”), Pre-Effective Amendment No. 1 (“Amendment No. 1”) to the Company’s Registration Statement on Form S-11 (File No. 333-187513) (the “Registration Statement”), together with certain exhibits, and the Company’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated April 5, 2013.

For convenience of reference, each Staff comment contained in your April 5, 2013 comment letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in your letter, and is followed by the corresponding response of the Company.

We have provided to each of you, Ms. Shannon Sobotka, Mr. Robert Telewicz and Ms. Folake Ayoola a courtesy copy of this letter and two courtesy copies of the Amendment No. 1 filed by the Company on the date hereof, one copy of which has been marked to reflect changes made to the Registration Statement filed with the Commission on March 26, 2013. The changes reflected in Amendment No. 1 have been made in response to the Staff’s comments and for the purpose of updating and revising certain information in the Registration Statement. All page references in responses are to pages of the blacklined version of the Registration Statement. Capitalized terms used and not otherwise defined in this response letter that are defined in the Registration Statement have the meanings set forth in the Registration Statement.

Mr. Michael McTiernan

April 12, 2013

Risk Factors, page 25

1.	We note that your lender has waived a financial covenant default on the Two Columbus loan until December 31, 2013. Please include a risk factor regarding this loan or tell us why you do not believe it is material.

RESPONSE: The Company has added a risk factor on page 30 in response to the Staff’s comment.

Dilution, page 70

2.	We note your response to comment 16. Please include the relative contribution disclosure of Item 506 of Regulation S-K based on the cash/book value of contributions made in the formation transactions.

RESPONSE: The Company has added the requested disclosure on pages 71 and 72 in response to the Staff’s comment.

Distribution Policy, page 72

3.	We note that you have assumed a historical retention rate for lease renewals in footnote 9. Please revise the last sentence of the first paragraph of this section where it suggests you have assumed no lease renewals.

RESPONSE: The Company has revised the disclosure on page 62 in response to the Staff’s comment.

Mr. Michael McTiernan

April 12, 2013

4.	We note your responses to our prior comments ten and eleven. We are unable to agree with your conclusion that there is a reasonable basis to include your general contracting and real estate services profit in your estimated cash available for distribution. Please revise your disclosure to remove your general contracting and real estate services operations from your calculation of cash available for distribution.

RESPONSE: The Company has revised the disclosure that shows its estimated initial cash available for distribution for the year ending December 31, 2013 on pages 64 and 66 in response to the Staff’s comment. The Company and its counsel had a telephone conversation with the Staff regarding the new disclosure on April 10, 2013.

Management’s Discussion and Analysis …, page 74

Liquidity and Capital Resources, page 98

5.	We note your response to comment number twenty five. Please expand your disclosure to address the waiver obtained for the financial covenant default through December 31, 2013 relating to your Two Columbus property.

RESPONSE: The Company has added the requested disclosure on page 100 in response to the Staff’s comment.

Unaudited Pro Forma Financial Statements

For the Year Ended December 31, 2012

6.	We note your response to comment number twenty-nine. Please provide us with a more detailed analysis supporting your conclusion that all but two of the predecessor entities were under the common control of Mr. Hoffler prior to and up until the completion of the common control transactions. In your response, please address the following:

•

Please provide us with your analysis supporting the conclusions that Mr. Hoffler is the primary beneficiary for those VIEs that do not have sufficient equity at risk and for those that do not meet the power criteria in ASC topic 810-10-15-14(b). In addressing those VIEs that do not meet the power criteria in ASC Topic 810-10-15-

Mr. Michael McTiernan

April 12, 2013

14(b) please include a detailed description of the voting interests of both Mr. Hoffler and the other partners.

RESPONSE: In response to the Staff’s comment, the Company has provided below supplemental analyses supporting its conclusion that all but two of the predecessor entities were under the common control of Mr. Hoffler prior to and up until the completion of the common control transactions.

As described in the response to previous comment 29, the Company identified certain entities as VIEs either because they:

•	do not have sufficient equity at risk based on the Company’s analysis of ASC 810-10-15-14(a); or

•	do not meet the power criteria in ASC 810-10-15-14(b).

Insufficient Equity At Risk

For those VIEs that do not have sufficient equity at risk, the Company concluded that no single party has both the power to direct the activities of the VIE that most significantly affect the VIEs’ economic performance and the right to receive benefits that could be potentially significant to the VIE (hereafter, “power and benefits”), but rather that such power and benefits were held collectively by a related party group. The Company then considered which party within the related party group was most closely associated with the VIE and thus its primary beneficiary. As described in further detail below, the Company concluded that Mr. Hoffler is the member of the related party group that is most closely associated with each VIE and is, therefore, their primary beneficiary.

The Company based its conclusions on the following analyses. In order to simplify this discussion, the Company has classified its analyses into groups that have identical fact patterns. In order to maintain a certain level of confidentiality, the Company has refrained from specifically identifying legal entities or certain individuals by name and has instead substituted generic identifiers in place of such names.

Mr. Michael McTiernan

April 12, 2013

Corporations A and B

As defined in their by-laws, Corporations A and B are managed under the direction of a board comprised of three directors. The by-laws state that the board is responsible for managing the property, affairs and business of Corporations A and B and all of the powers of the Corporations shall be vested in such board. The following additional facts are relevant to the Company’s analysis of these entities:

•	power is shared among the three directors;

•	directors of the board are elected at each annual meeting of shareholders;

•	each equity share held represents one equal voting interest at the annual meeting of shareholders;

•	directors are elected based on a plurality of the vote;

•	each director is elected to serve a one-year term and may only be removed at a special meeting called expressly for that purpose by the vote of shareholders holding a majority of the shares;

•	currently, the board consists of Mr. Hoffler, Louis Haddad and Russell Kirk;

•	Messrs. Haddad and Kirk are employed by and report directly to Mr. Hoffler;

•	Mr. Hoffler owns 50% of the shares of both Corporations A and B, assuring that he cannot be removed as a director once elected;

•	Mr. Haddad owns 20% of the shares of both Corporations A and B;

•	Mr. Kirk owns 7% of the shares of both Corporations A and B; and

•	employees of Mr. Hoffler own the remaining 23% of the shares of both Corporations A and B with no employee holding more than 10%.

While Mr. Hoffler controls 50% of the voting rights for both Corporations A and B, he cannot unilaterally elect a majority of the board of directors. As a result, no single party has both power and benefits.

However, the related party group comprised of the three directors and the employee shareholders has both power and benefits with respect to Corporations A and B. Messrs. Haddad and Kirk and the employee shareholders are considered de facto agents of Mr. Hoffler as described in ASC 810-10-25-43 because they are employed by Mr. Hoffler.

Based on the guidance in ASC 810-10-25-44, the Company concluded that Mr. Hoffler is the member of the related party group most closely associated with Corporations A and B because Mr. Hoffler:

•	was significantly involved in the design of Corporations A and B, which gave Mr. Hoffler the opportunity to establish arrangements that give him the power to direct their most significant activities;

•

is by far the largest individual shareholder of both entities and, therefore, the activities of the VIE impact Mr. Hoffler to a greater extent than other members of the related party group because of his relative exposure to the variability associated with the anticipated economic performance of the VIE; and

•	is the principal within the related party group with the remaining members being de facto agents as employees of Mr. Hoffler.

Based on this analysis, the Company concluded that Mr. Hoffler is the primary beneficiary of Corporations A and B.

Corporation C

Mr. Michael McTiernan

April 12, 2013

Corporation C’s primary purpose is to serve as a cost center for Corporation A. Corporation C generates an insignificant amount of annual revenue. As a result, Corporation A funds almost all of Corporation C’s operations. As defined in its by-laws, Corporation C is managed by a board comprised of two directors. The property, affairs and business of Corporation C are managed under the direction of the board of directors and all of the powers of the Corporation shall be vested in such board. The following additional facts are relevant to the Company’s analysis of Corporation C:

•	power is shared between the two directors;

•	directors of the board are elected at each annual meeting of shareholders;

•	each share represents one equal voting interest at the annual meeting of shareholders;

•	directors are elected based on a plurality of the vote;

•	currently, the board consists of Messrs. Hoffler and Kirk;

•	Mr. Hoffler owns 50% of the shares of Corporation C;

•	Mr. Kirk owns 7% of the shares of Corporation C;

•	employees of Mr. Hoffler own the remaining 43% of the shares of Corporation C with no employee holding more than 20%;

•	as previously described, Corporation C receives virtually all of its financial support from Corporation A and not from its equity holders;

•	Corporation A is a variable interest holder, but not an equity holder of Corporation C; and

•	the equity holders of Corporation A are substantially the same as those of Corporation C.

While Mr. Hoffler controls 50% of the voting rights for Corporation C, he cannot unilaterally control the board of directors. As a result, no single party has both power and benefits.

However, the related party group comprised of the two directors, the employee shareholders and Corporation A has both power and benefits with respect to Corporation C. Mr. Kirk and the employee shareholders are considered de facto agents of Mr. Hoffler as described in ASC 810-10-25-43 because they are employed by Mr. Hoffler. Corporation A is considered a related party to Mr. Hoffler because the Company concluded he was the primary beneficiary of Corporation A.

The Company concluded that Corporation A is the member of the related party group most closely associated with Corporation C because Corporation A provides virtually all of Corporation C’s financial support and therefore has full exposure to the variability associated with Corporation C’s economic performance.

Based on this analysis, the Company concluded that the primary beneficiary of Corporation C is Corporation A. As previously described, the Company concluded that the primary beneficiary of Corporation A is Mr. Hoffler. As the primary beneficiary of the entity (Corporation A) that is itself the primary beneficiary of Corporation C, the Company concluded that Mr. Hoffler ultimately controls Corporation C.

VIE LLCs

All of the remaining entities that the Company identified as VIEs because of insufficient equity at risk are limited liability corporations (the “VIE LLCs”). The VIE LLCs share the following fact pattern:

•	power is vested in the respective LLC managers through operating agreements;

•

under the terms of the operating agreements, the managers have complete power and authority over the management and operation of the VIE LLCs’ assets and business including the ability to obtain additional financing secured by the VIE LLCs’ assets;

•	Mr. Hoffler ultimately controls each of the respective LLC managers (based on the analysis set forth below in response to the last subpart of this response);

•	The group of variable interest holders is comprised of the LLC members, and Messrs. Hoffler, Haddad and Kirk as personal guarantors of the VIE LLCs’ debt; and

•	the LLC members consist of other employees of Corporations A, B and C, all of whom are employees of Mr. Hoffler, as well as third parties unrelated to Mr. Hoffler, who hold minority interests.

The Company concluded that no single party has both power and benefits as the power is vested in the LLC managers through the operating agreement of each VIE LLC, but the right to receive benefits that could be potentially significant to the respective VIE LLCs lies with the LLC members.

However, the related party group comprised of the LLC managers, employee LLC members and Messrs. Hoffler, Haddad and Kirk has both power and benefits with respect to the VIE LLCs. Messrs. Haddad and Kirk and the employee LLC members are considered de facto agents of Mr. Hoffler as described in ASC 810-10-25-43 because they are employed by Mr. Hoffler.

Based on the guidance in ASC 810-10-25-44, the Company concluded that Mr. Hoffler is the member of the related party group most closely associated with each of the VIE LLCs because Mr. Hoffler:

•	ultimately controls the LLC managers;

•	was significantly involved in the design of each of the VIE LLCs, which gave Mr. Hoffler the opportunity to establish arrangements that give him the power to direct their most significant activities;

•

is impacted to a greater extent than other members of the related party group because of his relative exposure to the variability associated with the anticipated economic performance of the VIE LLCs; and

•	is the principal within the related party group with the LLC managers (whom Mr. Hoffler ultimately controls) and the employee LLC members being de facto agents of Mr. Hoffler.

Based on this analysis, the Company concluded that Mr. Hoffler is the primary beneficiary of each of the VIE LLCs.

Mr. Michael McTiernan

April 12, 2013

Power Criteria

The Company identified one LLC entity as a VIE that did not meet the power criteria in ASC 810-10-15-14(b). For this particular LLC, the Company concluded that Mr. Hoffler ultimately has the power to direct the activities that most significantly impact the economic performance of the VIE. Furthermore, Mr. Hoffler has the obligation to absorb losses and the right to receive benefits from the VIE because of his ownership interest.

The Company based its conclusions on the following analysis of the LLC:

•

under the terms of the operating agreement, the managers – one of whom is Mr. Hoffler – have complete power and authority over the management and operation of the LLCs’ assets and business including the ability to obtain additional financing secured by the entity’s assets;

•

while there are other individuals named as managers under the operating agreement of the LLC, these individuals have no decision-making authority individually or collectively. All decisions made by the manager are controlled by Mr. Hoffler under the operating agreement.

•	Mr. Hoffler owns approximately 41% of the equity interests of the LLC;

Mr. Michael McTiernan

April 12, 2013

•	the other two managers of the LLC collectively own approximately 14% of the equity interests of the LLC; and

•	no other individual equity holder in the LLC owns more than 20% of the LLC’s equity interests.

The Company concluded that the LLC is controlled by the managers through non-equity variable interests (i.e., the operating agreement as the identified managers are also equity holders in the LLC). Mr. Hoffler is one of the three managers of the LLC, and Mr. Hoffler is the manager that ultimately has the power to make all final decisions for the LLC as previously described.

Based on this analysis, the Company concluded that Mr. Hoffler has the power to direct the activities of the LLC that most significantly impact its economic performance. As a 41% equity holder of the LLC, Mr. Hoffler also has the obligation to absorb losses and the right to receive benefits that could potentially be significant to the LLC.

Therefore, the Company concluded that Mr. Hoffler is the primary beneficiary of the LLC.

•	For those VOEs which “Mr. Hoffler holds majority voting rights”, please confirm for us, if true, that Mr. Hoffler holds a more than 50% voting ownership interest in each entity

RESPONSE: For those VOEs in which Mr. Hoffler holds majority voting rights, the Company confirms as true that Mr. Hoffler holds a more than 50% voting ownership interest in each entity.

•	For those entities that are controlled by a managing member or general partner tell us how you concluded that Mr. Hoffler controls the managing member or general partner.

RESPONSE: As the Company previously described in its response to the Staff’s prior comment 29, for each entity controlled by a managing member or general partner, the Company considered whether the other members or limited partners had kick-out or substantive participating rights and determined that they had neither. For those entities controlled by a managing member or general partner, the Company concluded that Mr. Hoffler controls all except one (Bermuda Crossroads, which the Predecessor has accounted for as an equity method investment).

For certain entities, Mr. Hoffler holds a more than 50% voting ownership interest in the managing member or general partner. Therefore, the Company concluded that Mr. Hoffler controls the managing member or general partner.

For the remaining entities, Mr. Hoffler controls the managing member or general partner based on the following fact pattern:

•	power of the managing member or general partner is vested with a manager group through an operating agreement;

•

under the terms of the operating agreements, the managers – one of whom is Mr. Hoffler – have complete power and authority over the management and operation of the entities’ assets and business including the ability to obtain additional financing secured by the entities’ assets; and

•

while there are other individuals named as managers under the operating agreements, these individuals have no decision-making authority individually or collectively. All decisions made by the manager group are controlled by Mr. Hoffler under the operating agreement.

Because Mr. Hoffler ultimately controls all decisions of the managing member or general partner, the Company concluded that Mr. Hoffler controls the managing member or general partner.

Mr. Michael McTiernan

April 12, 2013

Consolidated Pro Forma Income Statement, page F-4

2. Adjustments to the Pro Forma Consolidated Statements of Operations

Footnote GG, page F-8

7.	We note your response to our prior comment thirty one. Please clarify for us how you determined that items such as insurance or transfer agent quotes and proposed restricted stock awards are factually supportable.

RESPONSE: The Company acknowledges the Staff’s comment and has revised its adjustment for additional general and administrative expenses to exclude the estimated amounts for director and officer insurance, transfer agent fees and restricted stock awards in response to the Staff’s comment. The Company also has revised the disclosure in Note GG on pages F-8 and F-9 of Amendment No. 1 in response to the Staff’s comment.

Signatures, page II-4

8.	Please file Rule 438 consents for all your proposed directors.

RESPONSE: In response to the Staff’s comment, in addition to the Rule 438 consents previously filed for four directors, the Company has filed consents for the two remaining directors as Exhibits 99.5 and 99.6 to Amendment No. 1.

Mr. Michael McTiernan

April 12, 2013

If you have any questions or comments regarding the foregoing, or have additional questions or comments, please contact the undersigned at 804-788-8638.

Very truly yours,

/s/ David C. Wright

David C. Wright

cc:	Louis S. Haddad

Michael P. O’Hara

Eric L. Smith

S. Gregory Cope, Esq.

John A. Good, Esq.

Justin R. Salon, Esq.